THE3RDBEVCO, INC.

September 1, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE:	The3rdBevco Inc.

Offering Statement on Form 1-A

Filed July 24, 2020

File No. 024-11278

Ladies and Gentlemen:

On behalf of our Company, The3rdBevCo, Inc., (the “Company”), we are filing with the Securities and Exchange Commission (the “Commission”), Amendment No. 1 to the offering statement on Form 1-A (“Amendment No. 1”) for the registration for securities.

This letter also sets forth the Company’s responses to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated August 19, 2020 regarding your review of the offering statement on Form 1-A, which was filed with the Commission on July 24, 2020.

For your convenience, the Staff's comments have been repeated below in their entirety, with the Company's response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are included in Amendment No. 1. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in Amendment No 1.

Form 1-A filed on July 24, 2020

General

1.	It appears that the offering by the selling shareholders is an indirect primary offering by the company in light of the percentage of non-affiliate shares being offered, the short time the shares have been held and that no or nominal consideration was paid for the shares. Please revise to identify the selling shareholders as underwriters and fix the price of their shares for the duration of the offering.

We have removed selling shareholders from this offering statement, in their entirety.

Cover Page

2.	Please revise the cover page to include the table required by Item 1 of Form 1-A. In addition, revise the cover page to clarify, if true, that you are seeking to qualify the common shares and warrants underlying your units, by adding them to the table on your cover page. Also, tell us how you have determined that the sum of the aggregate offering price and aggregate sales falls within the $50 million maximum offering amount for Tier 2 offerings.

We have provided the table as required by Item 1 of Form 1-A. In addition, we have generally adjusted to offering to ensure that we are within the limits of the $50 million maximum offering pursuant to a Tier 2 offering.

THE3RDBEVCO, INC.

3.	Please reconcile the disclosure on the cover page about a maximum offering of 2.6 million shares of common stock by the company with the disclosure throughout your document that the offering statement includes up to 2.6 million shares of common stock being sold by selling shareholders. Also, reconcile your disclosure on page 3 that the offering includes a maximum of 5 million warrants and that the total number of shares of common stock issued would be 35 million with the number of shares and warrants mentioned on the cover page and with the disclosure on page 27 that you will have 31,199,999 outstanding shares of common stock upon successful completion of this offering.

We have reconciled the cover page to accurately represent the total offering. As stated above, we have also removed reference to the selling shareholders and have adjusted the number of warrants through out.

4.	Please revise the disclosure on the cover page to clarify what you mean by the phrase "pro rata basis." In this regard, we note your disclosure on page 17 about how sales of shares under this offering statement must be made. If the selling shareholders entered into an agreement with you regarding the timing of sales of their shares, please file the agreement as an exhibit.

As we have removed the selling shareholders from the offering, we believe this comment to be moot.

Business Overview, page 2

5.	It is unclear whether the products mentioned on page 2 require clearance from the FDA given the statements about the products in the last sentence of the first two bullet points on page 2. In this regard, we note the disclosure in the first paragraph on page 3, such as the statements were not evaluated by the Food and Drug Administration. If there is a material risk that your products may be regulated by the FDA, please revise the Risk Factors section accordingly.

We have clarified this on page three to be explicitly clear that none of our products require clearance or approval by the FDA. As such, we do not believe a material risk factor exists in this regard.

The Offering, page 3

6.	We note the disclosure on the cover page and on page 4 that you reserve the right to retain a placement agent and the provision in Item 2.e of the subscription agreement filed as exhibit 4.1 that the undersigned understands that the units are being offered pursuant to a broker/dealer registration. The disclosure in the offering statement and the provision in the exhibit appear to include both current and possible future distribution plans. Please revise so that your offering statement addresses the method of distribution you currently contemplate using. If you seek later to include material information with respect to your plan of distribution not previously disclosed in the offering statement or any material change to such information in the offering statement, you should file an amendment to your offering statement as appropriate.

We have removed the reference to a placement agent, as we do not at this time, have a licensed placement agent engaged and do not plan on utilizing one. Additionally, reference to broker/dealer registration is specific to those certain states that require Tier 2 offerings to have a registered broker/dealer for Tier 2 offerings. These states allow for the issuer to be registered as the broker/dealer. In the event that the Company offerings securities in those states, we will take such steps to register accordingly, and Item 2.e of the “Form of a Subscription Agreement” shall be applicable.

THE3RDBEVCO, INC.

Risk Factors, page 5

7.	We note that section 9 of the subscription agreement identifies the federal district courts of the United States of America in the state of New York as the exclusive forum for the resolution of any complaint asserting a cause of action arising from the Subscription Agreement, the Securities Act or the Securities Exchange Act. Revise your offering statement to add a new risk factor to describe this provision and to state that there is uncertainty as to whether a court would enforce such provision. Also disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

We have added a risk factor accordingly.

8.	Please add risk factors for each of the following issues: the risk related to a lack of a minimum offering amount, that no minimum amount of funds are assured and no liquidity may result from this offering. Also, please remove references to lines of business that do not pertain to your business, such as references on page 6 to deposits of minerals and mining targets.

We have added risk factors related to the lack of a minimum amount of funds raise and the lack of liquidity that may result from this offering. We have also removed all references to mining operations.

If we make any acquisition or enter into a merger or similar transaction, our business may be negatively impacted, page 10

9.	You have checked the box indicating you meet the criteria for eligibility for the use of Form 1-A and have disclosed here that you have no present plans for any specific acquisition. Securities Act Rule 251(b)(3) provides that Form 1-A is not available for issuers of securities that are development stage companies that either have no specific business plan or purpose, or have indicated that their business plan is to merge with or acquire an unidentified company or companies. Please revise the offering circular to clearly disclose that you do not have any current plans to make acquisitions or withdraw your Form 1-A.

We have removed reference to potential acquisitions. However, we believe our business plan to be clearly stated as it relates to the development and sale of our own products and that acknowledging that in the event of a successful operation of our business, acquisition opportunities could arise, and that such acquisitions could have a negative impact on the operations of the Company. As we do not have any such plans at this time, we have removed the reference in its entirety.

THE3RDBEVCO, INC.

Dilution, page 16

10.	Please revise your dilution to provide the following:

●	You indicate that the dilution to new shareholders is not meaningful as the net book value before the offering was zero. Please note that dilution to new shareholders is the difference between the offering price of $3.00 per share and the net tangible book value immediately after the offering. Please revise your disclosure to calculate the dilution to new shareholders and percentage dilution for all scenarios presented in your dilution tables; and

●	Given that the Company would not receive proceeds from the sale of founder shares (selling shareholders), please tell us how you determined that there would be an impact to the net tangible book value in dilution table 2 and 3. We note that there was no impact to the # Total Shares as a result of the sale of founder shares. Please revise dilution tables 2 and 3 accordingly. Otherwise, please provide disclosures that meet the requirements of Item 4 of Form 1-A.

We have updated the dilution table, generally to show proper calculation of dilution to new shareholders and the percentage of dilution. As we have removed the selling shareholders, the second bullet point is moot.

Plan of Distribution, page 16

11.	Please disclose the material terms of the agreement with Issuance, Inc. For example, it appears from page 12 of the agreement filed as exhibit 3.2 that the company has agreed to pay Issuance a fee of $15,000 each month after the offering circular has been qualified. Also, reconcile the disclosure on page 16 of the offering statement that Issuance will be entitled to a payment of up to $65 per investor subscription with the reference on page 12 of exhibit 3.2 to a processing fee of $65 for each subscription processed through the portal.

The Company did not end up formalizing any agreement with Issuance, Inc. and therefore has removed these references in the offering statement.

12.	You disclose that your third-party digital securities financial marketing firm specializes in digital securities offerings. Please tell us whether your third party digital securities financial marketing firm specializes in a cryptocurrency platform and whether your securities will be offered on a cryptocurrency or digital securities platform.

We have removed references to digital securities financial marketing firm. The Company has no intention of offering the securities on a crypto currency or digital securities platform at this time.

THE3RDBEVCO, INC.

Use of Proceeds to Issuer, page 17

13.	Please tell us how you determined $3 million as the costs of the offering mentioned in the table on page 18. In this regard, we note the reference to anticipated promoter fees of $3 million for Issuance, Inc. in Item 4 of Part I of the offering statement. Also, revise the disclosure on page 18 to disclose, if applicable, the amount of proceeds that will be used to repay Peter Scalise. In this regard, we note the disclosure on page 20 that your chief executive officer is your only employee, the disclosure on page 24 that you had accrued and unpaid accrued salary, payroll taxes and fixed monthly allowance as of December 31, 2019 and the disclosure on page 24 that your chief executive officer is entitled to a "brand development fee" of $500,000. Also, revise the disclosure on page 24 to clarify the reference to the "brand development fee."

We have updated the use of proceeds table to removed the $3 million line item relate to the cost of the offering and have added proceeds to be paid to Peter Scalise out of the offering. We have also clarified the reference to the “brand development fee” on page 24.

Unregistered Sales of Equity Securities and Use of Proceeds, page 20

14.	Please expand the disclosure in this section to disclose the number of shares issued to the founders and officers and identify the officers and founders. Also, disclose the exemption relied upon for the issuance of the shares.

We have expanded the disclosure, generally, as it relates to the issuance of unregistered shares.

12-Month Plan of Operation, page 22

15.	We note the disclosure that "[y]our business plan includes forecast revenues of up to $19 million." Given the stage of development of your products and business, tell us how you were able to determine revenues of up to $19 million. For guidance, see Item 10(b)(2) of Regulation S-K regarding disclosures accompanying projections and the basis for projections.

As we are development stage company with no historical financial statement to provide tested assumptions for forecasting revenues, we have removed forecasted statements from the disclosure.

Compensation of Directors and Executive Officers, page 24

16.	Please provide the compensation disclosure for the most recent completed fiscal year in the manner prescribed in Form 1-A. In this regard, we note the disclosure on page 20 that your chief executive officer is your only employee, the disclosure on page 24 that you had accrued and unpaid accrued salary, payroll taxes and fixed monthly allowance as of December 31, 2019 and the disclosure on page 24 that your chief executive officer is entitled to a "brand development fee" of $500,000.

We have updated our executive compensation disclosure accordlingly.

Security Ownership of Management and Certain Securityholders, page 25

17.	Please revise the disclosure on page 25 about the shares owned by Mr. Scalise and the two beneficial owners to clarify whether the shares include the shares mentioned in the table on page 17.

We have removed the selling shareholders from the offering statement. There is no longer any tale on page 17.

THE3RDBEVCO, INC.

Signatures, page 29

18.	Below the first paragraph of text on the Signatures page, please include the name of the issuer. Below the second paragraph of text on the Signatures page, please have your principal executive officer, principal financial officer, principal accounting officer or controller, and majority of the board of directors sign the offering statement in their individual capacities.

We have corrected the signature page and have collected signatures accordingly.

Financial Statements

Note 7. Subsequent Events, page F-11

19.	Please revise your disclosure to indicate the date through which subsequent events were evaluated. Refer to ASC 855-10-50-1a.

We have added the date in accordance with ASC 855-10-50-1a.

Exhibits

20.	Please file as an exhibit the agreement mentioned in the last bullet point on page F-11. In addition, file as an exhibit the subscription agreement. In this regard, it appears from the last page of the agreement filed as exhibit 4.1 that the subscriptions will be accepted by the CEO of the company, "Bill Hodson." However, you disclose throughout the document that Peter Scalise is the CEO of the company.

We have included the Consulting Agreement as Exhibit 3.3. We have refiled Exhibit 4.1 with the corrected CEO.

21.	Please have counsel revise the legal opinion filed as exhibit 12.1 to disclose the number of shares of common stock and the number of warrants in the units, and the number of shares of common underlying the warrants. In addition, please ensure that the opinion refers to the number of shares of common stock issued to the selling shareholders. In this regard, we note the reference in the opinion to the shares "will be validly issued, fully paid and non-assessable." However, you disclose on page 20 that the shares were issued on June 18, 2020.

Counsel has provided an updated opinion.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me or our counsel, Eilers Law Group, P.A. at (786) 273-9152.

Very truly yours,

/s/ Ernesto W. Letiziano
Ernesto W. Letiziano, CEO
Signet International, Inc.

cc:	William R. Eilers, Esq.

Attachments

THE3RDBEVCO, INC.

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE:	Signet International Holdings, Inc.

Registration Statement on Form 10

Filed May 14, 2020

File No. 000-51185

Ladies and Gentlemen:

On behalf of our Company, Signet International Holdings, Inc., (the “Company”), we are filing with the Securities and Exchange Commission (the “Commission”), Amendment No. 1 to the Registration Statement on Form 10 (“Amendment No. 1”) for the registration for securities.

This letter also sets forth the Company’s responses to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated June 10, 2020 regarding your review of the Registration Statement on Form 10, which was filed with the Commission on May 14, 2020.

For your convenience, the Staff’s comments have been repeated below in their entirety, with the Company’s response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are included in Amendment No. 1. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in Amendment No 1.

Registration Statement on Form 10

Business Page 1

1.	Please clarify your business model as to your patent options and underlying technologies. It is unclear whether you intend to merely market and sub-license such patented technology to third-parties after exercising the option and acquiring the license, or if you intend to develop and bring your own products to market using such technologies. Further, you reference products and development of products related to these technologies. Please clarify whether you are merely referring to activities being performed within the research facilities of the universities and whether there are any current products or services currently developed by you or other entity available in the marketplace.

We have clarified the overview to more clearly describe our business plan and our role as it relates to the management of the underlying intellectual property.

2.	Please describe the factors you consider in determining whether to enter into an option agreement to license particular technology and which options to exercise. Identify the options that have expired, discuss why you allowed the options to expire, and disclose that you currently have no rights with respect to this technology.

We have added disclosures regarding our processes for evaluating viability of commercializing the underlying technology. No option have expired.

THE3RDBEVCO, INC.

3.	Please describe the material terms of each of your patent options, including the identity of the Florida university, any consideration paid or to be paid, the term of the option and whether any other person or entity also may enter into an option to license the technology or actually license the technology during the term of your option.

We have added language disclosing the general terms of the option agreements. Unfortunately, per the terms of the option agreements, the Company cannot publish the name of the institutions.

4.	Please discuss the general requirements and related costs for licensing the patented technologies from the universities, which may include the following:

●	a development plan for turning the technology/intellectual property into a product or service you will take to market;

●	developmental milestones you would have to meet;

●	royalties or revenue sharing arrangements with the university;

●	the obligations to pay for and obtain appropriate governmental approval; and

●	liability insurance.

We have not yet developed cost analysis for these items.

5.	In addition, discuss the significance of typical negotiated terms of technology license agreements and how they will affect the ability under your business model to sell or license rights for the use of the technology. This may include the following:

●	exclusive versus non-exclusive rights;

●	ability to sublicense;

●	whether university personnel will consult or assist in the development of the technology;

●	who is responsible for paying for, maintaining, and enforcing intellectual property rights; and

●	who will own the rights to any improvements to the technology.

Although we have not yet negotiated the terms of any formal licensing agreement, we have added a disclosure stating the same.

6.	Please provide more details of your relationship with your consultants, including a description of any material consulting agreements. We note your brief descriptions of a new scientist, social media specialist, a V.P. of Science, a technical science consultant, and a chief engineer consultant. It is unclear if these individuals refer to just one or two persons or if they are a larger group of consultants or employees. Please clarify.

We have provided additional disclosures related to our team of consultants. No consultant is an employee, officer, or otherwise an agent of the Company. We have removed reference to a vice president of Science or chief engineering consultant.

THE3RDBEVCO, INC.

Directors, Executive Officers, Promoters and Control Persons; Compliance With Section 16(A) Of The Exchange Act, page 10

7.	Please provide a description of the recent business experience for Mr. Letiziano for the past five years, including currently active employment or business ventures that require material amounts of his time. To the extent Mr. Letiziano does not work full-time at Signet, please provide an estimate of how much of his work week he devotes to Signet.

We have added disclosures related to Mr. Letiziano’s experience for the past five years and other businesses.

Certain Relationships and Related Transactions, and Director Independence, page 11

8.	Please include your lease arrangements that include Mr. Letiziano as a party. We note that you reference a sub-lease for office space from Mr. Letiziano on page 9, and that you provided compensation to Mr. Letiziano for paying for his personal residence expenses according to page F-14. Please also clarify if the $24,150 in the “All Other Compensation” column in your Summary Compensation Table is related to the personal residence expenses referenced on page F-14.

We have included a copy of the lease agreement as an exhibit.

9.	Your earlier Forms 8-K filed voluntarily in 2020 reference a President Tom Donaldson, and we note media appearances where Mr. Donaldson discusses your potential business prospects. Please clarify Mr. Donaldson’s role with your company and clarify if he is a promoter, as defined by Rule 405 of Regulation C.

Mr. Donaldson is a officer “designate” and has not yet been appointed as an officer of the Company. We have spoken with counsel who has advised that we file an amended Form 8-K to clarify this distinction.

Executive Compensation, page 11

10.	There is disclosure in the financial statements of officers' salaries, accrual of these salaries, payment of salaries through the issuance of common stock and forgiveness of salaries. Please disclose the material terms of any written or unwritten agreements for executive compensation and include the salaries and other compensation in the executive compensation table. Refer to Item 402(m) of Regulation S-K and Instruction 2 to Item 402(n)(2)(iii) and (iv).

We have added disclosure stating the terms of the settlement of accrued salary.

Recent Sale of Unregistered Securities, page 13

11.	Please describe all sales of unregistered securities from the past three years, including a description of consideration received (such as a description of any consulting services), and the identity of any material stockholders or promoters. Please refer to Item 701 of Regulation S-K for further information. We note that you appear to refer to such unregistered sales of securities on pages F-10 to F-14 of your registration statement.

[Need a transfer ledger]

THE3RDBEVCO, INC.

Exhibits, page 14

12.	Your Exhibits Index references that Exhibits 3.3, 3.4 and 23.1 were filed herewith, but we are unable to locate them. Please file your remaining outstanding exhibits. Furthermore, it appears you should file the following agreements as material contracts:

●	the options agreements for the university technology;

●	your material consulting agreements; and

●	your lease agreements with Mr. Letiziano.

Refer to Item 601(b)(10) of Regulation S-K.

We have included the exhibits and corrected the references.

Indemnification of Directors and Officers, page 14

13.	On pages 10 and 14, you reference the laws of New Jersey in your disclosure concerning the indemnification provisions for your officers and directors. We note that you are a Delaware corporation. Please revise or clarify the relevance of New Jersey law.

We have corrected this inconsistency.

General

14.	Please update your financial statements to comply with the requirements of Rule 8-08 of Regulation S-X.

We have included updated financial statements for the three months ended March 31, 2020

15.	You reference that you are a public company and that shares of your common stock “trade” on the OTC Pink exchange operated by the OTC Markets, LLC. We note further that you submitted four current reports on Form 8-K after filing a Form 15 to deregister your common stock under Section 12(g) of the Exchange Act. Please clarify that the OTC Pink is not an exchange and shares of common stock do not trade on it. The Pink open market is a quotation service that does not require an entity to have a class of securities registered under Sections 12(g) or 15(d) of the Exchange Act. Until your Form 10 registration becomes effective, either through a Commission order or automatically after 60 days, you do not have a class of securities publicly registered under Section 12(g) of the Exchange Act and do not have a reporting obligation under Section 13(a) of the Exchange Act. Please clarify that these current reports filed on Form 8-K were submitted voluntarily and you will not be a fully public reporting company until you have an effective registration statement under either the Securities Act or the Exchange Act.

We have clarified the distinction between an exchange and a quotation system.

THE3RDBEVCO, INC.

16.	Given your lack of revenues, nominal assets, and operations, it appears you are a shell company, as defined by Rule 405 of Regulation C of the Securities Act. Please revise your registration statement, accordingly, including the Form 10 facing page and description of your business, and discuss the restrictions on resales of your shares under Rule 144(i) as it applies to shell companies. Otherwise, please provide us with a detailed analysis explaining why you are not a shell company.

Rule 144(i) defines a shell company as an issuer having nominal assets OR nominal operations. Although the Company agrees that it does not have substantial assets, we contend that our operations are greater than nominal. Mr. Letiziano dedicated 100% of his efforts to the Company, consulting with patent attorneys, consultants, and scientist on developing the technologies underlying the intellectual properties. Until the Company receives additional financing, it may not be able to execute upon the full extent of its business plan, the efforts of Mr. Letiziano are no less than 40 hours a week, dedicated to the success of the Company and are sufficient to be deemed greater than nominal. Labelling of shell companies is generally deemed a useful tool to protect shareholders from investing in issuer having no real concept of operations and a business plan. It is not intended to punish those issuers who are attempting with all their efforts to execute their business plan.

Sincerely,

Ernesto W. Letiziano
President and Director
Signet International Holdings Inc.

cc:	William R. Eilers, Esq.